Your Event, Inc.
                     7065 W. Ann Road, #130-110
                      Las Vegas, Nevada  89130
                       Phone:  (877) 871-4552

August 11, 2011

Via EDGAR Correspondence
------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Angie Kim, Staff Attorney

       Re:  Your Event, Inc.
            Amendment No. 1 to Form 10-Q for
            Fiscal Quarter Ended February 28, 2011
            Filed May 12, 2011
            Amendment No. 1 to Form 10-Q for
            Fiscal Quarter Ended November 30, 2010
            Filed May 12, 2011
            Form 10-K for the Fiscal Year Ended August 31, 2010
            Filed November 29, 2010
            File No. 000-53164

Dear Ms. Kim:

On behalf of Your Event (the "Company"), this letter responds to your June 8, 2011 comment letter, concerning our above referenced filings. We have filed an amended Form 10-K for the fiscal year ended August 31, 2010 which addresses both your April 18, 2011 and June 8, 2011 comment letters

We have replied below on a comment-by-comment basis, with each response following a repetition of the Staff's comment to which it applies. The responses to the comments are numbered to relate to the corresponding comments in your letter.

Form 10-K for the Period Ended August 31, 2010
----------------------------------------------

Item 1. Business, page 5
------------------------

Marketing Strategy, page 7
--------------------------

1. We note your response to comment three that Thin Air, Inc. is "wholly owned by sole/officer director [sic] of the Company" and that "Ms. Montgomery has built a client base for Thin Air, Inc." We further note your response that "Thin Air, Inc. is Marilyn Montgomery still in business, but inactive" and that "[t]he Company expects to market its event planning services to Thin Air, Inc.'s existing travel clients." Please clarify how Thin Air has existing clients while its business status is inactive.
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   Response:  We inadvertently used the wrong word concerning Thin Air, Inc.
   You are correct, since this business is inactive, Thin Air no longer has "existing" clients. We change the disclosure to state that they are "former" clients.



Item 10. Director, Executive Officer and Corporate Governance, page 30
----------------------------------------------------------------------

2. We note your response to comment five and your proposed disclosure. Please specify the years during which Ms. Montgomery was at Thin Air and the years during which she was at your company.

   Response: We have added disclosure which specifies the years during which Ms. Montgomery was at Thin Air and the years during which she was at our company.


Item 13. Certain Relationships and Related Transactions, and Director Independence, page 36
---------------------------------------------------------------------

3. We note your response to comment seven and your proposed disclosure that "Ms. Montgomery will not seek reimbursement for funds...contributed." For any funds contributed by Ms. Montgomery, please provide the information required by Item 404(a)(3)-(6) and Item 404(d) of Regulation S-K.


   Response: We respectfully note the Staff's comment. Please note, that Ms. Montgomery has not contributed any funds for the use of office space, and we removed such reference. We have updated the disclosure accordingly.

  Exhibit 31.1

4. We note your response to comment nine that you have made the appropriate changes to your certifications in your amended Form 10-Qs. It does not appear, however, that you have made all the appropriate changes. For example, it appears that you have replaced the word "registrant" with "small business issuer" in paragraphs 3, 4 and 5 of both certifications. Please revise in future filings.

   Response: We respectfully note the Staff's comment. In future filings we shall ensure that we make all the appropriate changes to use "small business issuer" instead of "registrant" in our certifications.


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Ms. Kim, we hope our responses satisfactorily address your comments.
Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact, Thomas C. Cook, Esq. our corporate counsel at: (702) 221-1952.


Respectfully submitted,

Your Event, Inc.


By:  /s/  Marilyn Montgomery
---------------------------------
          Marilyn Montgomery
          President


cc:  Thomas C. Cook, Esq.
     500 N. Rainbow, Suite 300
     Las Vegas, NV  89107
     Phone:  (702) 221-1925
     Fax:  (702) 221-1963
     email:  tccesq@aol.com

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